EXHIBIT 99.1

Foremost Clean Energy Announces 3-Year Exploration Drill Permit for Murphy Lake South Uranium Property; Targeting Summer Drill Program

Highlights include:

  Murphy Lake South (17,676 acres) is strategically located adjacent to the LaRocque Lake Conductive Corridor—host to IsoEnergy’s high-grade Hurricane Deposit
  Previous drilling by Denison Mines has identified anomalous uranium and pathfinder elements, highlighting the potential for a meaningful new discovery.
  Exploration permit covers ground geophysics, surface sampling, and up to 30 drill holes

VANCOUVER, British Columbia, June 05, 2025 (GLOBE NEWSWIRE) -- Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (“Foremost” or the “Company”) is pleased to announce the receipt of a three-year exploration permit from the Saskatchewan Ministry of Environment for the Murphy Lake South Property ("Murphy"), located in the world-renowned Athabasca Basin region of northern Saskatchewan. The permit, valid until December 31, 2027, allows the Company to conduct mineral exploration activities including geochemical surveys, geophysics, and drilling of up to 30 holes. Foremost is currently planning the final details of a fully-funded summer drill program.

Jason Barnard, Foremost’s President and CEO states “The receipt of this permit is exceptionally well-timed. Murphy is strategically positioned within and alongside the LaRocque Lake Conductive Corridor that hosts the high-grade Hurricane Deposit. Our property shares several geological characteristics with those found at Hurricane, including graphitic basement structures and shallow depth to the unconformity. Historical drilling at Murphy between 2008 and 2017 has already intersected anomalous uranium and pathfinder elements, which are indicative of a potentially significant mineralizing system. With this permit in hand, and significant historic exploration information obtained from previous work completed on the property by Denison Mines Corp. (“Denison”, NYSE American: DNN), we are in an enviable position where we are finalizing plans for a summer drill program with several exciting discovery-ready drill targets.”

Mr. Barnard continues “We are also pleased to have David Cates, President & CEO of Denison, join us for today’s webinar as we update the market on our exploration progress and strategic collaboration. Together, we will detail our plans to develop and drive growth on this prospective uranium portfolio, as well as provide investors a unique opportunity to engage with us directly during the live Q&A session."

Murphy is comprised of 6 mineral claims totaling 17,676 acres / 7,153 hectares, located approximately 30 kilometers northwest of the McClean Lake mill (see figure 1 below) towards the eastern edge of the Athabasca Basin region in northern Saskatchewan. The property is proximal to the La Rocque Lake Conductive corridor, which is host to multiple occurrences of high-grade uranium mineralization, including the Alligator zone, Larocque Lake Zone, and IsoEnergy’s Hurricane Deposit, which is amongst the world’s highest grade uranium deposits with estimated Indicated Mineral Resources of 48.6M lbs U3O8 from 63,800 tonnes at an average grade of 34.5% U3O81

Figure 1. Map of Murphy Lake South Uranium Property

Murphy is considered highly prospective due to its geological setting, which shares several similarities with the geological conditions present in proximity to the Hurricane Deposit. Notably, the property is highlighted by the following features:

  Proximity to the LaRocque Conductive Corridor: A major conductive trend of graphitic rocks known to host complex structure and control high-grade uranium mineralization.
  Shallow Unconformity: The interface between the sandstone and basement rocks is relatively shallow (approximately 200 - 350 metres depth), making it cost-effective to drill.
  Mineralization: A mineralized system has already been identified on the property, with 400 metres of strike length open in both the east and west directions.
    Drilling in 2015 (MP-15-032) intersected 0.25% U3O8 over 6 metres
    Drilling in 2008 (MP-08-013) intersected 618 ppm U and 757 ppm U in two 20-centimeter zones.
    Weak mineralization intersected in 2016, averaging 0.03% U3O8 over 22.5 metres from 255 metres to 277.5 metres in MP-16-174.
    Drill results immediately above the unconformity in 2016 (MP-16-11) intersected 0.13% U3O8 over 12.5 metres.
  Alteration: The elevated uranium assays are paired with anomalous pathfinder elements, fault structures, and strong alteration indicating classic unconformity-style mineralization in a significant hydrothermal system.
  Untested Basement Potential: Historical drilling on the property primarily targeted mineralization at or near the unconformity. Strong potential for mineralization exists in the faulted basement rocks.
  Offset Unconformity: Up to 96 metres of vertical displacement of the unconformity has been identified at Murphy. Basement wedges are a common feature of significant uranium deposits and are considered prime targets for further exploration.
  Conductive Trends On-Property: Ground geophysics has identified conductive packages that are thought to represent graphitic metasediments, prime targets for uranium mineralization.

Planned Exploration Program

Foremost is planning a two-phase drill program to test high-priority targets:

  Phase 1 Drilling (Summer 2025): Approximately 1,500 meters of diamond drilling targeting the unconformity and underlying basement rocks along semi-brittle graphitic faults. These targets were identified from historical drilling and geophysical surveys, where anomalous uranium and pathfinder elements were detected.
  Phase 2 Drilling (Winter 2025/2026): Follow-up drilling to test geophysical anomalies (including electromagnetic conductors) and any targets generated from Phase 1 results. This phase will focus on identifying brittle structures and graphitic horizons with associated clay alteration, which are typical hosts for high-grade uranium in the Athabasca Basin.

The combination of strategic location, under-explored basement potential, and systematic geological indicators makes Murphy a high-priority project within Foremost’s 10-project uranium exploration portfolio.

Shareholder Webinar Reminder: Live Corporate Update & Q&A – Featuring Denison’s President and CEO

Foremost invites all shareholders, analysts, and interested investors to join its live virtual corporate update today, June 5, 2025, hosted by Red Cloud Financial Services. The event will feature special participation from Denison’s President & CEO, David Cates, alongside Jason Barnard, Foremost’s President and CEO.

Event Details:
Date: Thursday, June 5, 2025
Time: 2:00 PM ET | 11:00 AM PT
Registration Link: https://redcloudfs.com/events/rcwebinar-fmst/

The Company intends to provide insights on business strategy as well as its recent results and plans for its unique portfolio of 10 Athabasca Basin uranium exploration properties optioned from Denison.

Qualified Person

The technical content of this news release has been reviewed and approved by Jordan Pearson, P. Geo., Project Geologist for Dahrouge Geological Consulting Ltd., and a Qualified Person under National Instrument 43-101, who has prepared and reviewed the content of this press release.

A qualified person has not performed sufficient work or data verification to validate the historical results in accordance with National Instrument 43-101. Although the historical results may not be reliable, the Company nevertheless believes that they provide an indication of the property’s potential and are relevant for any future exploration program.

About Foremost

Foremost Clean Energy Ltd. (NASDAQ: FMST) (CSE: FAT) (WKN: A3DCC8) is a rapidly growing North American uranium and lithium exploration company. The Company holds an option holds an option from Denison to earn up to a 70% interest in 10 prospective uranium properties (with the exception of the Hatchet Lake, where Foremost is able to earn up to 51%), spanning over 330,000 acres in the prolific, uranium-rich Athabasca Basin region of northern Saskatchewan. As the demand for carbon-free energy continues to accelerate, domestically mined uranium and lithium are poised for dynamic growth, playing an important role in the future of clean energy. Foremost’s uranium projects are at different stages of exploration, from grassroots to those with significant historical exploration and drill-ready targets. The Company’s mission is to make significant discoveries alongside and in collaboration with Denison through systematic and disciplined exploration programs.

Foremost also has a portfolio of lithium projects at varying stages of development, which are located across 55,000+ acres in Manitoba and Quebec. For further information, please visit the Company’s website at www.foremostcleanenergy.com.

Contact and Information

Company
Jason Barnard, President and CEO
+1 (604) 330-8067
info@foremostcleanenergy.com

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Forward-Looking Statements

Except for the statements of historical fact contained herein, the information presented in this news release and oral statements made from time to time by representatives of the Company are or may constitute “forward-looking statements” as such term is used in applicable United States and Canadian laws and including, without limitation, within the meaning of the Private Securities Litigation Reform Act of 1995, for which the Company claims the protection of the safe harbor for forward-looking statements. These statements relate to statements regarding expectations with respect to energy and uranium demand and the Company’s exploration plans and objectives. Any other statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect,” “is expected,” “anticipates” or “does not anticipate,” “plans,” “estimates” or “intends,” or stating that certain actions, events or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved) are not statements of historical fact and should be viewed as forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such risks and other factors include, among others, the availability of capital to fund programs and the resulting dilution caused by the raising of capital through the sale of shares, continuity of agreements with third parties and satisfaction of the conditions to the option agreement with Denison, risks and uncertainties associated with the environment, delays in obtaining governmental approvals, permits or financing. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Although the Company believes that the expectations reflected in such forward-looking statements are based upon reasonable assumptions, it can give no assurance that its expectations will be achieved. Forward-looking information is subject to certain risks, trends and uncertainties that could cause actual results to differ materially from those projected. Many of these factors are beyond the Company’s ability to control or predict. Important factors that may cause actual results to differ materially and that could impact the Company and the statements contained in this news release can be found in the Company’s filings with the Securities and Exchange Commission. The Company assumes no obligation to update or supplement any forward-looking statements whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements contained in this news release and in any document referred to in this news release. This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities. Please refer to the Company’s most recent filings under its profile on Sedar+ at www.sedarplus.ca and on Edgar at www.sec.gov for further information respecting the risks affecting the Company and its business.

The CSE has neither approved nor disapproves the contents of this news release and accepts no responsibility for the adequacy or accuracy hereof.

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1 https://www.isoenergy.ca/featured-project/deposits
2 Saskatchewan Mineral Assessment File MAW01724
3 Saskatchewan Mineral Assessment File 74I08-0074
4 Saskatchewan Mineral Assessment File MAW02243

A photo accompanying this announcement is available at https://www.globenewswire.com/NewsRoom/AttachmentNg/41129f39-a464-47fb-afd3-514cd6281498